SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act
UAL CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	36-2675207

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1200 East Algonquin Road Elk Grove Township, Illinois	60007

(Adress of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to:	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to:
General Instruction A.(c), please check the following box. ☑	General Instruction A.(d), please check the following box ☐
Securities Act registration statement file number to which this form relates:                     N/A
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be Registered

Common Stock, par value $0.01 per share	The NASDAQ National Market

Securities to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
     This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 (the “Act”) common stock, par value $.01 per share (the “Common Stock”), of UAL Corporation (the “Company”) being issued pursuant to the Company’s Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code (the “Plan”) upon the filing with the State of Delaware of the Company’s Restated Certificate of Incorporation (the “Certificate”). The Common Stock replaces the Company’s prior common stock registered under Section 12(b) of the Act (which prior common stock was canceled as of the effective time of the Plan).
Description of Common Stock
     Dividends. The holders of Common Stock will be entitled to receive dividends, if and when declared payable from time to time by the Board of Directors of the Company (the “Board”).
     Liquidation. Upon any liquidation, dissolution and/or winding up of the Company, after all securities ranking prior to the Common Stock have been paid in full that to which they are entitled, the holders of the then outstanding Common Stock will be entitled to receive, pro rata, the remaining assets of the Company available for distribution to its stockholders.
     Voting Rights. Each outstanding share of Common Stock of the Company will entitle the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders.
     5% Ownership Limitation. The Certificate provides, subject to certain exceptions therein, that any attempted transfer of the Company’s securities prior to the earliest of (A) February 1, 2011, (B) the repeal, amendment or modification of Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”) in such a way as to render the restrictions imposed by Section 382 no longer applicable to the Company, (C) the beginning of a taxable year of the Company in which no Tax Benefits (as defined in the Certificate) are available, and (D) the date on which the limitation amount imposed by Section 382 in the event of an ownership change of the Company, would not be materially less than the net operating loss carry forward or net unrealized built-in loss of the Company (the “Restriction Release Date”), or any attempted transfer of the Company’s securities pursuant to an agreement entered into prior to the Restriction Release Date, will be prohibited and void ab initio so far as it purports to transfer ownership or rights in respect of such stock to the purported transferee (y) if the transferor is a Five-Percent Shareholder (as defined in the Certificate) or (z) to the extent that, as a result of such transfer either (1) any person or group of persons shall become a Five-Percent Shareholder or (2) the percentage stock ownership interest in the Company of any Five-Percent Shareholder shall be increased. The Certificate provides an exception to this limitation for securities held by the Pension Benefit Guaranty Corporation.
     Foreign Ownership Limitation. The Certificate limits the total number of shares of equity securities held by all persons who fail to qualify as citizens of the United States to having no more than 24.9% of the voting power of the outstanding equity securities.
     Other. The Common Stock is not convertible into, or exchangeable for, any other class or series of the Company’s capital stock. Holders of Common Stock have no preemptive or other rights to subscribe for or purchase additional securities of the Company. The Certificate contains no sinking fund provisions or redemption provisions with respect to the Common Stock. There is no classification of the board of directors of the Company.
     As of the date of this registration statement, the Certificate contains no provisions modifying the voting or dividend rights of holders of Common Stock described above.
     Shares of Common Stock are not subject to calls or assessments. No personal liability will attach to holders under the laws of the State of Delaware (the Company’s state of incorporation) or of the State of Illinois (the state in which the Company’s principal place of business is located).
     The foregoing description of the Common Stock is qualified in its entirety by the full terms of the Common Stock, as set forth in the Exhibits to this registration statement which are incorporated by reference in this Item 1.

Item 2. Exhibits.
     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
3.1	Restated Certificate of UAL Corporation

3.2	Amended and Restated Bylaws of UAL Corporation

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 1, 2006	UAL CORPORATION
(Registrant)

By: /s/ Frederic F. Brace
Name: Frederic F. Brace
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1*	Restated Certificate of UAL Corporation

3.2*	Amended and Restated Bylaws of UAL Corporation

*	Filed herewith electronically.